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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated June 16, 1999 and the related Letter of Transmittal. The Offer is not being made to, nor will Purchaser accept tenders from or on behalf of, holders of Shares in any jurisdiction in which the Offer or its acceptance would violate that jurisdiction's laws. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by Banc of America Securities LLC, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction. Notice of Offer to Purchase for Cash

                     Up to 50,000,000 Shares of Common Stock
                                       of
                               Cendant Corporation
                   At a Purchase Price Not Greater than $22.50
                         Nor Less Than $19.75 Per Share
                                       By
                            Cendant Stock Corporation
                          A Wholly Owned Subsidiary of
                               Cendant Corporation

Cendant Stock Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), invites Cendant shareholders to tender up to 50,000,000 shares of Cendant common stock, par value $.01 per share ("Shares"), to Purchaser at prices not greater than $22.50 nor less than $19.75 per Share in cash, specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JULY 15, 1999, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

Each of the respective Boards of Directors of Purchaser and Cendant has approved the Offer. However, shareholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender and the price or prices at which Shares should be tendered. None of Purchaser, Cendant, their respective Boards of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Except as set forth in Section 9 of the Offer to Purchase, Purchaser and Cendant have been advised that none of their respective directors or executive officers intends to tender any Shares pursuant to the Offer. Purchaser will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $22.50 nor less than $19.75 per Share), net to the seller in cash, without interest thereon (the "Purchase Price"), that it will pay for Shares validly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. Purchaser will select the lowest Purchase Price that will allow it to buy 50,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $22.50 nor less than $19.75 per Share) validly tendered and not properly withdrawn pursuant to the Offer. Purchaser will pay the Purchase Price for all Shares validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) at prices at or below the Purchase Price, upon the terms and subject to the conditions of the Offer including the proration terms described below. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, July 15, 1999, unless and until Purchaser in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Purchaser reserves the right, in its sole discretion, to purchase more than 50,000,000 Shares pursuant to the Offer. Purchaser will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered and not properly withdrawn at or below the Purchase Price when, as and if it gives oral or written notice to ChaseMellon

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Shareholder Services, L.L.C. (the "Depositary"), of its acceptance of such
Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

Upon the terms and subject to the conditions of the Offer, in the event that more than 50,000,000 Shares (or such greater number of Shares as Purchaser may elect to purchase pursuant to the Offer) are validly tendered and not properly withdrawn at or below the Purchase Price, Purchaser will purchase such validly tendered Shares in the following order of priority: (i) all Shares validly tendered and not properly withdrawn at or below the Purchase Price prior to the Expiration Date by any Odd Lot Owner (as defined in the Offer to Purchase) who
(a) tenders all such Shares (including Shares attributable to individual accounts under the Savings Plan (as defined in the Offer to Purchase)) beneficially owned by such Odd Lot Owner at or below the Purchase Price (tenders of fewer than all Shares owned by such shareholder will not qualify for this preference) and (b) who completes the box captioned "Odd Lots" on the Letter of Transmittal (or, in the case of Savings Plan Participants (as defined in the Offer to Purchase) holding Odd Lots, the Direction Form (as defined in the Offer to Purchase) and, if applicable, on the Notice of Guaranteed Delivery, and (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price prior to the Expiration Date on a pro rata basis.

Purchaser's and Cendant's respective Boards of Directors believe that Cendant's financial condition and outlook and current market conditions make this an attractive time to repurchase a portion of the outstanding Shares. In addition, Purchaser's and Cendant's respective Boards of Directors believe that the Offer is in the best interest of their companies and their shareholders and they further believe that it will enhance shareholder value in the short term and the long term. Purchaser is making the Offer to (i) improve Cendant's capital structure for the benefit of Cendant shareholders, by using certain of the proceeds to be realized by Cendant from the disposition of Cendant's fleet management and fuel card businesses to Avis Rent A Car, Inc., and (ii) afford to those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction cost association with open market sales. The Offer also gives shareholders an opportunity to sell their Shares at a price equal to or greater than the prevailing market prices of the Shares immediately prior to the announcement of the Offer.

Purchaser expressly reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and making a public announcement thereof. Subject to certain conditions set forth in the Offer to Purchase, Purchaser also expressly reserves the right to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by Purchaser as provided in the Offer to Purchase, may also be withdrawn after August 12, 1999. For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form in a timely manner. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the procedures of the facility.

The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before shareholders decide whether to accept or reject the Offer and, if accepted, at what price or prices to tender their Shares. These materials are being mailed to record holders of Shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Cendant's shareholder list (or, if applicable, who are listed as participants in a clearing agency's security position listing) for transmittal to beneficial holders of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference herein. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished at Purchaser's expense. Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below:

The Information Agent for the Offer is:

ChaseMellon Shareholder Services
450 West 33rd Street, 14th Floor
New York, New York 10001
Call Toll Free: 1-800-684-8823
Bankers and Brokers may call: (212) 273-8035


The Dealer Manager for the Offer is:

Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 847-5355
June 17, 1999